SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                             CRYOPAK INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                  22 89 04 108
                                 (CUSIP Number)

                              Andell Holdings, LLC
                           Esarbee Investments Limited
                               c/o Claridge, Inc.
                           1170 Peel Street, 8th Floor
                        Montreal, Quebec H3B 4P2, Canada
                                 (514) 878-5243
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                   (Copies to)
                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                                December 8, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 2 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC, SC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    7,631,071
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           7,631,071
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,631,071
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.75%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 3 of 9 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

     Andell Holdings, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,952,500
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,952,500
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,952,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 4 of 9 Pages

      The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D dated May 6, 2002. This Amendment No. 2 amends and restates the
Schedule 13D as specifically set forth.

Item 1. Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common shares (the "Common Shares") of Cryopak Industries Inc., a Canadian corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1053 Derwent Way, Annacis Island, Delta, British Columbia, Canada V5M 5R4. This Amendment No. 1 is being filed to report additional acquisitions of Common Shares by the Reporting Persons (as defined below).

Item 2. Identity and Background.

      (a) This Amendment No. 1 is being filed on behalf of Esarbee Investments Limited, a Canadian corporation ("Esarbee"), and Andell Holdings, LLC, a Delaware limited liability company ("Andell" and, together with Esarbee, the "Reporting Persons"). Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the Executive Officers, Directors and Managers of the Reporting Persons, of the CB Family Trust ("CB") and the Charles Rosner Bronfman Family Trust ("CRBFT," and together with CB, the "Members"), the members of Andell, and the shareholders of Esarbee; and of the Trustees of the Members (collectively, the "Schedule I Persons").

      (b) Esarbee has its principal office at c/o Claridge, Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec H3B 4P2 Canada. Andell has its principal office at 10877 Wilshire Boulevard, Suite 2200, Los Angeles, California 90024.

      (c) Esarbee's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. Andell's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

      (d) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been convicted in a criminal proceeding.

      (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      For Esarbee the source of funds for the first 4,452,500 Common Shares and for Andell's 2,952,500 Common Shares the source of funds was the working capital of each of the Reporting Persons. For the additional 1,785,714 Common Shares and 892,857 warrants of the Issuer

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 5 of 9 Pages

purchased by Esarbee on December 8, 2003, the source of funds was the prepayment by the Issuer of the principal amount of a loan of $500,000 made by Esarbee on September 30, 2003 to Issuer, which was evidenced by a Loan Agreement dated September 29, 2003 and Promissory Note dated September 30, 2003. All accrued interest on the loans was paid to Esarbee by check. On December 8, 2003, an additional 500,000 Common Shares were issued to Esarbee in settlement of a dispute.

Item 4. Purpose of Transaction.

      One transaction was intended to purchase additional Common Shares of the Issuer, and one transaction was intended to settle a dispute.

      The securities reported are being held by the Reporting Persons for investment purposes. The purpose of the Reporting Persons for the reported transactions is to make a substantial, but not controlling, equity investment in the Issuer and to work with the Issuer's management to enhance the value of the Issuer. Except as set forth in this Amendment No. 2 and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      (a) Andell may be deemed to beneficially own 2,952,500 Common Shares. With respect to Andell, this represents 7.42% of the Common Shares of the Issuer.

      Esarbee may be deemed to beneficially own 7,131,071 Common Shares. With respect to Esarbee, this represents 18.75% of the Common Shares of the Issuer.

      Esarbee acquired 1,785,714 Common Shares and warrants to purchase an additional 892,857 Common Shares from the Issuer pursuant to a Subscription Agreement dated December 8, 2003 between the Issuer and Esarbee (the "Esarbee Subscription Agreement") for an aggregate purchase price of $500,000 or $0.28 per Unit. Each Unit consisted of one Common Share and one half of a Common Share Purchase Warrant of the Issuer. Each Warrant entitles the Owner to acquire one Common Share for a period of 24 months from conversion at a price of $0.37 per Common Share. The purchase price was paid from the proceeds of repayment of a loan as described in Item 3 above. An additional 500,000 Common Shares were issued to Esarbee in settlement of a dispute. Last, Rob Fetherstonhaugh, President of the Reporting Persons, resigned as a director of the Issuer.

      (b) Each of the Reporting Persons possesses the sole power to vote or dispose of the Common Shares reported herein as beneficially owned by it.

      (c) Except as set forth in this Amendment No. 2, during the last sixty days there have been no transactions in the Common Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 6 of 9 Pages

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      On December 8, 2003, Esarbee entered into the Subscription Agreement. Pursuant to the Subscription Agreement, Esarbee purchased from the Issuer 1,785,714 Common Shares and warrants to purchase an additional 892,857 Common Shares for an aggregate consideration of $500,000 at a price of $0.28 per Unit. On December 8, 2003, an additional 500,000 Common Shares were issued to Esarbee in settlement of a dispute. Last, Rob Fetherstonhaugh, President of the Reporting Persons, resigned as a director of the Issuer.

      Except as previously filed or as set forth in this Amendment No. 2 or the Exhibits hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

      1. Subscription Agreement, dated December 8, 2003, by and between Esarbee and the Issuer.

      2. Amended and Restated Registration Rights Agreement, dated as of December 8, 2003, by and between Esarbee and the Issuer

      3. Release dated December 8, 2003.

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 7 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: December 11, 2003

ESARBEE INVESTMENTS LIMITED             ANDELL HOLDINGS, LLC


By: /s/ Michel Boucher                  By: /s/ Michel Boucher
    -------------------------               -------------------------
  Name:  Michel Boucher                     Name: Michel Boucher
  Title: Vice President                     Title: Attorney-in-Fact

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 8 of 9 Pages

                                   SCHEDULE I
                                 TO SCHEDULE 13D

                           Information with Respect to
            Executive Officers and Directors of the Reporting Person
                     and the Members of the Reporting Person

      The following sets forth as to each of the members, executive officers and managers of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of the Reporting Person and the Members, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                               ANDELL HOLDINGS LLC

Name and Position              Present                            Present Principal
with the Reporting Person      Business Address                   Occupation                Citizenship
-------------------------      ----------------                   ----------                -----------
Manager:
Bruce I. Judelson              Withers Bergman                    Partner                   United States
                               157 Church Street
                               New Haven, CT 06510

Members:
The CB Family Trust            c/o The Codan Trust                Investment Holdings       Bermuda
                               Company Limited
                               Richmond House
                               12 Par-La-Ville Road
                               Hamilton, Bermuda

Trustees of the CB Family Trust:
The Codan Trust                Richmond House                     Trust Company             Bermuda
Company Limited                12 Par-La-Ville Road
                               Hamilton, Bermuda

CUSIP No.: 22 89 04 108           Schedule 13D                 Page 9 of 9 Pages

Name and Position              Present                            Present Principal
with the Reporting Person      Business Address                   Occupation                Citizenship
-------------------------      ----------------                   ----------                -----------

                           ESARBEE INVESTMENTS LIMITED

Shareholders of the Reporting Person:
The Charles Rosner
Bronfman Family Trust

Trustees of The Charles Rosner Bronfman Family Trust
Stephen R Bronfman                                                Private Investor
Robert S. Vineberg             c/o Davies Ward                    Attorney
                               Philips & Vineberg LLP
                               1501 McGill College Avenue
                               Montreal, Quebec, Canada H3A 3N9

Ellen Bronfman                 Andell Ltd.                        Private Investor
Hauptman                       55 Grosvenor Street
                               London, UK W1K 3HY
Arnold M. Ludwick              Claridge, Inc.                     Vice-Chairman

Executive Officers of the Reporting Person
Stephen R. Bronfman
Michael D. Vineberg            c/o Davies Ward                    Attorney
                               Philips & Vineberg LLP
                               1501 McGill College Avenue
                               Montreal, Quebec, Canada H3A 3N9

Rob Fetherstonhaugh            Claridge, Inc.                     President
Andrew J. Parsons              Claridge, Inc.                     Senior Vice President & CFO
Michel Boucher                 Claridge, Inc.                     Vice President
Richard P. Doyle               Claridge, Inc.                     Senior Vice President

Directors of the Reporting Person
Stephen R. Bronfman
Andrew J. Parsons
Richard P. Doyle
Rob Fetherstonhaugh